Quality Distribution, Inc.

4041 Park Oaks Boulevard, Suite 200

Tampa, FL 33610

January 6, 2011

BY EDGAR & FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-3561

Attention: Ms. Amanda Ravitz

Re:	Quality Distribution, Inc. Registration Statement on Form S-1 (File No. 333-166407)

Dear Ms. Ravitz:

Quality Distribution, Inc. (the “Company”), hereby respectfully requests that the Company’s Registration Statement on Form S-1 (Registration No. 333-166407), and exhibits thereto, be withdrawn effective immediately pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended. The Company’s request is based on the fact that the Company has decided not to proceed with the offering at this time. The Registration Statement was never declared effective and no securities of the Company were sold in connection with the offering

Very truly yours,

QUALITY DISTRIBUTION, INC.

By:	/s/ Jonathan C. Gold
Jonathan C. Gold
Senior Vice President, General Counsel and Secretary